Mail Stop 4561

July 13, 2006

Oliver R. Stanfield
Executive Vice President Finance
and Chief Financial Officer
Echelon Corporation
550 Meridian Avenue
San Jose, CA 95126

> **Re:** **Echelon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Filed May 10, 2006**
> **Forms 8-K Filed February 2, 2006, April 14, 2006 and**
> **April 24, 2006**
> **File No. 000-29748**

Dear Mr. Stanfield:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief